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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549

                                ______________


                               SCHEDULE 13E-3/A

                                (RULE 13e-100)
     TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 13e-3 THEREUNDER

                      (Amendment No. 2, Final Amendment)

                        THE SMITHFIELD COMPANIES, INC.
                               (Name of Issuer)

                        THE SMITHFIELD COMPANIES, INC.
                            SMITHFIELD FOODS, INC.
                             SF INVESTMENTS, INC.
                            TSCI ACQUISITION, INC.
                     (Name of Person(s) Filing Statement)

                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   832245104
                     (CUSIP Number of Class of Securities)

                             Michael H. Cole, Esq.
                            Smithfield Foods, Inc.
                              200 Commerce Street
                          Smithfield, Virginia 23430
                                (757) 365-3000

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                With Copies to:

                            Gary E. Thompson, Esq.
                               Hunton & Williams
                              951 E. Byrd Street
                           Richmond, Virginia 23219
                                (804) 788-8200

This statement is filed in connection with (check the appropriate box):

          a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934, as amended.

          b. [_] The filing of a registration statement under the Securities Act of 1933, as amended.

          c.   [_]  A tender offer.

          d.   [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]
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     This Amendment No. 2, Final Amendment, to Schedule 13E-3 supplements and amends the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), filed on June 1, 2001, and amended by Amendment No. 1 thereto on June 22, 2001, by The Smithfield Companies, Inc., a Virginia corporation ("Smithfield Companies"), Smithfield Foods, Inc., a Virginia corporation ("Smithfield Foods"), SF Investments, Inc., a Delaware corporation and a wholly owned subsidiary of Smithfield Foods ("SF Investments"), and TSCI Acquisition, Inc., a Virginia corporation and wholly owned subsidiary of Smithfield Foods ("Acquisition").
The Schedule 13E-3 relates to the merger (the "Merger") of Acquisition with and into Smithfield Companies, with Smithfield Companies continuing as the surviving entity, effected pursuant to the Agreement and Plan of Merger, dated as of April 30, 2001 (the "Merger Agreement"), by and among Smithfield Companies, Smithfield Foods and Acquisition. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 13E-3.

ITEM 15.  ADDITIONAL INFORMATION.

     At a special meeting of shareholders of Smithfield Companies held on July 30, 2001, the holders of 1,759,382 shares of Smithfield Companies common stock, representing 83.2% of such shares outstanding, voted for a proposal to approve the Merger Agreement and the Merger, which was sufficient to approve the Merger Agreement and the Merger. None of the holders of the shares of Smithfield Companies common stock entitled to vote at the special meeting perfected their dissenters' rights under Virginia law by providing Smithfield Companies with written notice of their intent to demand payment pursuant to Section 13.1-733 of the Virginia Stock Corporation Act.

     The Merger became effective as of 5:00 p.m. on July 30, 2001, and at such time Acquisition was merged with and into Smithfield Companies, with Smithfield Companies continuing as the surviving corporation and a wholly owned subsidiary of Smithfield Foods. At the effective time of the Merger, each outstanding share of common stock, no par value per share, of Smithfield Companies (other than shares held by shareholders who had perfected their dissenters' rights under Virginia law and other than shares held by Smithfield Foods or Acquisition) was converted into the right to receive $8.50 per share in cash (less applicable withholding taxes), without interest thereon.

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                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: July 30, 2001

                                 THE SMITHFIELD COMPANIES, INC.


                                 By: /s/ Michael H. Cole
                                    ---------------------------------
                                 Name:  Michael H. Cole
                                 Title: Vice President and Secretary


                                 SMITHFIELD FOODS, INC.


                                 By: /s/ C. Larry Pope
                                    ---------------------------------
                                 Name:  C. Larry Pope
                                 Title: President


                                 SF INVESTMENTS, INC.


                                 By: /s/ Michael H. Cole
                                    ---------------------------------
                                 Name:  Michael H. Cole
                                 Title: Vice President and Secretary


                                 TSCI ACQUISITION, INC.


                                 By: /s/ Michael H. Cole
                                    ---------------------------------
                                 Name:  Michael H. Cole
                                 Title: Vice President and Secretary

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